UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A:  General Information

Item A.1          03/19/2020

Item A.2          0000831363

Item A.3          S000000081

Item A.4          811-05527

Item A.5          John Sohn, john.sohn@bnymellon.com, 212-922-4237

Part B:  Default or event of insolvency of portfolio security issuer

Item B.1          N/A

Item B.2          N/A

Item B.3          N/A

Item B.4          N/A

Item B.5          N/A

Part C:  Provision of financial support to fund

Item C.1          N/A

Item C.2          N/A

Item C.3          N/A

Item C.4          N/A

Item C.5          N/A

Item C.6          N/A

Item C.7          N/A

Item C.8          N/A

Item C.9          N/A

Item C.10        N/A

Part D:  Deviation between current net asset value per share and intended stable price per share

Item D.1          3/19/2020

Item D.2          $0.0030

Item D.3          To be provided in amended N-CR within 4 business days from event.

Part E:  Imposition of liquidity fee

Item E.1          N/A

Item E.2          N/A

Item E.3          N/A

Item E.4          N/A

Item E.5          N/A

Item E.6          N/A

Part F:  Suspension of fund redemptions

Item F.1           N/A

Item F.2           N/A

Item F.3           N/A

Item F.4           N/A

Part G:  Removal of liquidity fees and/or resumption of fund redemptions

Item G.1          N/A

Part H:  Optional disclosure

Item H.1          N/A

SIGNATURES

            Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                        General New Jersey Municipal Money Market Fund, Inc.

                                                                                                (Registrant)

Date 3/23/20

                                                                                            /s/ James Bitetto

                                                                                             James Bitetto

                                                                                                (Signature)*